SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER



                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                    Report on Form 6-K dated December 4, 2003

                              --------------------


                        TURKCELL ILETISIM HIZMETLERI A.S.

                                 Turkcell Plaza
                            Mesrutiyet Caddesi No.153
                                 34430 Tepebasi
                                Istanbul, Turkey
                              --------------------
                    (Address of Principal Executive Offices)


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                      Form 20-F: |X| Form 40-F: |_|

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        Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

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        Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                            Yes: |_| No: |X|

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         information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes: |_| No: |X|

Enclosures: Press release dated December 4, 2003 - Turkcell Provides Update On
            Dispute With Turk Telekom On Interconnection Fee Structure

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[TURKCELL LOGO] [GRAPHIC OMITTED]

                                                           FOR IMMEDIATE RELEASE



            TURKCELL PROVIDES UPDATE ON DISPUTE WITH TURK TELEKOM ON
                         INTERCONNECTION FEE STRUCTURE


Istanbul, Turkey: December 4, 2003--Turkcell (NYSE:TKC, ISE: TCELL), the leading provider of mobile communications services in Turkey, today announced a new development regarding the interconnection fee dispute between Turk Telekom and Turkcell.

In November 2000, Turk Telekom demanded that Turkcell share all interconnection fees equally with Turk Telekom going forward and retroactively from April 1998 as a result of the favorable decision acquired by the Turkish Electrical Engineer's Society ("EES") in their lawsuit against Turk Telekom filed with the Ankara Ninth Administrative Court in October 2000. In that lawsuit, the EES claimed that the interconnection fee regime set out in the Interconnection Agreement between Turkcell and Turk Telekom violated public policy. Although Turkcell was not a party to this lawsuit, the Ankara Ninth Administrative Court annulled the interconnection fee structure set out in the Interconnection Agreement between Turkcell and Turk Telekom. However, in July 2003, Turkcell obtained a court decision from the Ankara Seventh Commercial Court, which stated that Turk Telekom should continue to comply with the original interconnection agreement until a new contract was reached. Furthermore, following Turk Telekom's demand for opinions concerning the Ankara Ninth Administrative Court's decision regarding revenue distribution, both the Ankara Ninth Administrative Court and the Court of Cassation issued decrees implying that the Ankara Ninth Administrative Court's prior verdict did not involve equal interconnection fee sharing and stated that the conflict should be resolved by a mutual agreement by the parties.

On December 3, 2003, Turk Telekom informed Turkcell that it has stopped making its monthly interconnection fee payments in accordance with the recently obtained injunction from the Ankara First Commercial Court. Previously, the Ankara First Commercial Court twice rejected Turk Telekom's similar claims. Accordingly, Turk Telekom did not make the interconnection fee payment for October 2003 that is scheduled for November 30, 2003, amounting to TL35.9 trillion (approximately US$24.7mn as of today). The lawsuit overseen in the Ankara First Commercial Court involves the interconnection fee payments applicable for the period of September 2001 to August 2002, amounting to TL490 trillion (approximately US$355.9 mn as of September 30, 2003).

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Considering the new interconnection agreement between Turk Telekom and Turkcell, which does not entail equal sharing of interconnection fees, the court decision of the Ankara Seventh Commercial Court and opinions of the Court of Cassation and the Ankara Ninth Administrative Court, Turkcell believes that the recent injunction decision is unfair and inconsistent with the prior court decisions. Additionally, Turkcell believes that the non-payment conflicts created by Turk Telekom are not reasonable and against the principles of the new interconnection agreement signed between the parties.

The case regarding the essence of this dispute continues in the Ankara Seventh Commercial Court.




                                    www.turkcell.com.tr




About Turkcell

Turkcell is the leading GSM operator in Turkey with approximately 18.2 million postpaid and prepaid customers as of September 30, 2003. Turkcell had revenues of US$ 1,839.4 million during the nine month period ended September 30, 2003. Turkcell provides high-quality wireless telephone services throughout Turkey and has coverage of 100% of the towns with more than 10,000 inhabitants. Turkcell provides roaming with 352 operators in 141 countries as of September 30, 2003. At the end of 1999, Turkcell became the first GSM operator in Turkey to be awarded the prestigious ISO 9001 certificate for the quality of its service. Turkcell is the only NYSE listed company in Turkey. Turkcell has interests in international GSM operations in Azerbaijan, Georgia, Kazakhstan, Moldova and Northern Cyprus, which ave a total of 2.1 million subscribers as of September 30, 2003.

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For further information please contact:



Contact:

Turkcell:                                 Citigate Dewe Rogerson
Investors:                                Europe:
Koray Ozturkler, Investor Relations       Kate Delahunty
Tel: +90 212 313 1500                     Tel: +44-20/7282-2934
Email: koray.ozturkler@turkcell.com.tr    Email: kate.delahunty@citigatedr.co.uk
                                          Toby Moore
Murat Borekci, Investor Relations         Tel:+44-20/7282-2999
Tel: + 90 212 313 1503                    Email: toby.moore@citigatedr.co.uk
Email: murat.borekci@turkcell.com.tr      or
investor.relations@turkcell.com.tr
                                          United States:
Media:                                    Victoria Hofstad/Jessica Wolpert
Zuhal Seker, Corporate Communications     Tel: +1-201-499-3500
Tel: + 90 212 313 2330                    Email: victoria.hofstad@citigatefi.com
Email: zuhal.seker@turkcell.com.tr        jessica.wolpert@citigatefi.com
or
Bahar Erbengi, Corporate Communications
Tel: + 90-212/313-2309
Email: bahar.erbengi@turkcell.com.tr


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SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                        TURKCELL ILETISIM HIZMETLERI A.S.


Date:    December 4, 2003               By:  /s/ MUZAFFER AKPINAR
                                            ------------------------

                                        Name:  Muzaffer Akpinar
                                        Title: Chief Executive Officer